Exhibit 99.1

ASX ANNOUNCEMENT

28 August 2014

Notice of Extraordinary General Meeting and Sample Proxy

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release the attached Notice for an Extraordinary General Meeting of shareholders (the “Meeting”), together with a Sample Form of Proxy for the Meeting.  All documents will be mailed to shareholders during the coming week.

As detailed in the Notice, the Meeting will be held at 10.00 am on Tuesday, 30 September 2014, (Melbourne time) at the Company’s offices which are located at the following address:

60-66 Hanover Street

Fitzroy  Victoria   3065

Australia

FOR FURTHER INFORMATION PLEASE CONTACT

Alison J Mew

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

GENETIC TECHNOLOGIES LIMITED

ACN 009 212 328

NOTICE of EXTRAORDINARY GENERAL MEETING

Notice is given that an Extraordinary General Meeting of the Shareholders of Genetic Technologies Limited ACN 009 212 328 (GTG or the Company) will be held at 60-66 Hanover Street Fitzroy, Victoria  3065 on Tuesday 30 September 2014 at 10.00am (Melbourne time)  for the purpose of considering and, if thought appropriate, passing the following resolutions:

1.                                   Resolution 1: Ratification prior issue of shares under the Ironridge Convertible Note

To consider and, if thought fit, to pass the following ordinary resolution:

“That pursuant to ASX Listing Rule 7.4 and all other purposes, the Shareholders of the Company approve and ratify the Company’s allotment and issue of a total of 88,092,330 fully paid ordinary shares in the capital of the Company credited as fully paid to Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd as outlined in Annexure 1 to the Explanatory Notes which accompanies this Notice of Extraordinary General Meeting.”

2.                                   Resolution 2: Approval issue of further shares under the Ironridge Convertible Note

To consider and, if thought fit, to pass the following ordinary resolution:

“That for the purposes of ASX Listing Rule 7.1 and for all other purposes, the Shareholders of the Company approve the issue and allotment by the Company of the resulting Shares in the Company into which the Convertible Note may convert or which may be issued in payment of interest under the Ironridge Convertible Note, up to a maximum issue of up to 100,000,000 Shares, on the terms and conditions outlined in Annexure 2 and otherwise set out in the Explanatory Memorandum accompanying this Notice of Meeting.”

Dated this 27th day of August 2014

By order of the Board

Bronwyn M Christie

Company Secretary

Genetic Technologies Limited

VOTING ENTITLEMENT NOTICE

For the purposes of the Meeting, the Company has determined that, in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 7:00pm on 28 September 2014.  Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

PROXIES

A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies.  Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise.  If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes.  A proxy need not be a shareholder.  Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

Appointment of Proxies

If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place.  To appoint a proxy you should complete Step 1 on the attached Proxy Form.  If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not “tick” the first panel.

The proxy need not be a shareholder of the Company.  If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.  If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes.  If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

The Chairman intends to vote all undirected proxies in favour of the resolution put in the Notice of Meeting.

If a member has not directed his or her proxy how to vote, the proxy may vote as the proxy determines.

Completed proxy forms must be either delivered to the Company’s offices (at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia), or sent by mail (to P.O. Box 115, Fitzroy, Victoria 3065 Australia), or sent by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, to be received by no later than 10.00 am on 28 September 2014.

Bodies Corporate

A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s Shareholders.  The appointment may be a standing one.  Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution.

The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

GENETIC TECHNOLOGIES LIMITED

NOTICE of EXTRAORDINARY GENERAL MEETING

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of the Company in connection with the business to be conducted at the Extraordinary General Meeting of Shareholders to be held on 30 September 2014.

1.                                   Resolution 1 — Ratification prior issue of shares under the Ironridge Convertible Note

To consider and, if thought fit, to pass the following ordinary resolution:

“That pursuant to ASX Listing Rule 7.4 and all other purposes, the members of the Company approve and ratify the Company’s allotment and issue of a total of 88,092,330 fully paid ordinary shares in the capital of the Company credited as fully paid to Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd as outlined in Annexure 1 to the Explanatory Notes which accompanies this Notice of Extraordinary General Meeting.”

1.1                    Short explanation

At the Company’s Extraordinary General Meeting held on 23 October 2013 (which concluded on 29 November 2013) (2013 EGM), Shareholder’s approved (among other resolutions) the entry by the Company into the Original Convertible Note with Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd (Ironridge) and the issue under that Convertible Note of the resulting Shares in the Company into which the Original Convertible Note may convert and which may be issued in payment of interest under the Original Convertible Note, up to a maximum issue of up to 100,000,000 Shares.

Since the entry into the Original Convertible Note with Ironridge, the Company has issued shares to Ironridge as outlined in Annexure 1.   The excess number of shares above 100,000,000 shares approved at the 2013 EGM (being 88,092,330 shares) have been issued pursuant to the Company’s 15% authority under ASX Listing Rule 7.1.

ASX Listing Rule 7.4 permits a company to obtain ratification from its shareholders in relation to a prior share issue.  Resolution 1 seeks Shareholder ratification of the Placement Shares and, if ratified, the Placement Shares would be excluded in the future from the calculation of GTG’s 15% entitlement under ASX Listing Rule 7.1.

1.2                    Information required under ASX Listing Rules 7.5

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the Placement Shares.  ASX Listing Rule 7.5 requires that the meeting documents concerning a proposed resolution to approve the Prior Issue in accordance with ASX Listing Rule 7.4 must include the following information:

(a)                               The number of securities allotted:

A total of 88,092,330 shares have been allotted as detailed in Annexure 1 pursuant to the Company’s 15% authority under ASX Listing Rule 7.1.

(b)                               The issue price at which the securities were allotted:

As per Annexure 1.

(c)                                The terms of the securities:

Shares issued were fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

(d)                               The names of the allottees or the basis upon which the allottees were determined:

Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd.

(e)                                The use (or intended use) of the funds raised:

If the Shares are allotted, the funds raised will be used by the Company for general working capital purposes.

1.3                    Effect of passing of Resolution 1

Resolution 1, if passed, from the date of Shareholder approval the Placement Shares will not be included in the calculation of its 15% entitlement under ASX Listing Rule 7.1.

1.4                    Recommendation for Resolution 1

The Board unanimously recommends that Shareholders vote in favour of Resolution 1.

1.5                    Voting Exclusion Statement — Resolution 1

Pursuant to ASX Listing Rules 7.5.6, the Company will disregard any votes cast on Resolution 1 by:

•                                        any person who participated in the issue, namely Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd (Ironridge); and

•                                        an associate of that person (or those persons).

However, the Company need not disregard a vote if:

•                                        it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•                                        it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2.                                   Resolution 2 - Approval issue of further shares under the Ironridge Convertible Note

                            To consider and, if thought fit, to pass the following ordinary resolution:

“That for the purposes of ASX Listing Rule 7.1 and for all other purposes, the Shareholders of the Company approve the issue and allotment by the Company of the resulting Shares in the Company into which the Convertible Note may convert or which may be issued in payment of interest under the Ironridge Convertible Note, up to a maximum issue of up to 100,000,000 Shares, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting.”

2.1                    Short explanation - Resolution 2

At the Company’s Extraordinary General Meeting held on 23 October 2013 (which concluded on 29 November 2013) (2013 EGM), Shareholder’s approved (among other resolutions) the entry by the Company into the Original Convertible Note with Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd (Ironridge) and the issue under that Convertible Note of:

(a)              the resulting Shares in the Company into which the Original Convertible Note may convert and which may be issued in payment of interest under the Original Convertible Note, up to a maximum issue of up to 100,000,000 Shares;

(b)             an option for Ironridge to subscribe for up to an additional USD 5,000,000 in Convertible Notes , convertible into Shares in the Company traded as ADRs at a conversion price of USD 4.00 per ADR (Additional Convertible Note Option).

As of the date of this Notice of Meeting:

•                  the face value of the Original Convertible Notes remaining unconverted is USD 850,000; and

•                  the Additional Convertible Note Option has now expired and has not been exercised.

Accordingly, this Resolution seeks Shareholder approval for the issue of up to a maximum of 100,000,000 new Shares (being the resulting Shares in the Company into which the Original Convertible Note may in the future convert or which may in the future be issued in payment of interest under the Original Convertible Note), in accordance with the terms and conditions of the Original Convertible Note as summarised below.

2.2                    Summary of the Original Convertible Note

The broad terms of the Original Convertible Note (including the Share Purchase Agreement entered into by the Company with Ironridge under which the Original Convertible Note was issued) include:

(a)              The principal component of the Original Convertible Note will be convertible into ADRs at a fixed conversion price of USD 3.00 per ADR, being a premium of 25.0% to the five-day VWAP for the Company’s ADRs on NASDAQ prior to the Company’s announcement on 1 August 2013;

(b)              The Original Convertible Note is subject to early conversion and early redemption provisions (including an accelerated interest payment on either early conversion or early redemption reflecting the entire 7 year interest period of the Original Convertible Note as detailed in Annexure 2);

(c)               Interest on the Original Convertible Note principal of USD$5 million (or the amount outstanding from time to time) is calculated at an annual rate of 7.5% per annum, which is adjustable (up and down) in accordance with changes in the market price of the ADRs (referred to as the “Credit Risk Adjustment”) and is payable on the conversion or redemption of the Original Convertible Note.  Interest will accrue until either the conversion or redemption of the Original Convertible Note.  Interest is payable by the Company at its election either in cash or Shares via the issue of ADRs.  If interest is “paid” via the issue of ADRs, then these ADRs will be issued at a discount of 18% to the prevailing market price at the time;

(d)             The maturity date is seven years from the date of the issue of the Original Convertible Note;

(e)               Ironridge cannot take any action that would result in it beneficially owning or controlling at any one time more than 4.99% of the total shares and other voting securities of the Company; and

(f)                Ironridge (as a holder of the Original Convertible Note) does not have any right to vote at Shareholder Meetings.

Further details of the Original Convertible Note is contained in Annexure 2.

2.3                    Regulatory requirements for the Convertible Note

ASX Listing Rule 7.1 / 7.3 sets out the regulatory requirements that must be satisfied in relation to the issue of securities under Resolution 2.

ASX Listing Rule 7.1 prohibits the Company issuing equity securities in excess of 15% of the existing share capital in any rolling 12 consecutive month period without prior shareholder approval.

ASX Listing Rule 7.3 requires that a Notice of Meeting pursuant to which Shareholders are requested to consider approving an issue of equity securities pursuant to ASX Listing Rule 7.1 must include certain specified information in relation to the securities to be issued.  This information has been provided in the following table.

Holder of the Convertible Note and Additional Convertible Note (if the Option is exercised)	Ironridge Biopharma Co., a division of Ironridge Global IV, Ltd.

Maximum number of securities issued to be issued and the issue price of the securities

The current balance of the Original Convertible Note is now USD 850,000.  The principal component of the Original Convertible Note is convertible into ADRs at a fixed conversion price of USD 3.00 per ADR.   The maximum number of ADRs that are remaining and are to be issued under the Original Convertible Note with respect to principal and accelerated interest component for the purposes of seeking this shareholder approval has been capped at 3,333,333  ADRs (or 100,000,000 Shares).

Issue date

The date of issue of the resulting Shares in the Company which the Original Convertible Note may convert or which may be issued in payment of interest will vary depending on whether Ironridge serve a conversion notice, but in any event within 3 months of the date of GTG shareholder approval.

Terms of the securities	As set out in Annexure 2.

Minimum issue price of the securities	$0.0025

The intended use of the funds raised

Funds raised by the issue of the Original Convertible  Note have been applied by the Company for:

•                  Expanding US distribution for the Company’s lead breast cancer test BREVAGenTM;

•                  Completing additional studies to add ethnicities (initially African American and Hispanics) to expand the addressable market for BREVAGenTM;

•                  Increasing market awareness for BREVAGenTM through broader and more active key opinion leader and speaker programs;

•                  investing to further improve reimbursement performance; and

•                  general working capital purposes.

2.4                    Effect of passing of Resolution 2

Resolution 2, if passed, will enable the Company to retain the flexibility to issue equity securities within the next 12 months pursuant to its then current entitlement pursuant to ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval and without the Shares the subject of this Resolution 2 (equivalent to 14.97% of the Company’s issued capital as at the date of this Notice of Meeting) reducing the Board’s capacity under ASX Listing Rule 7.1.

2.5                    Board recommendation

The Board unanimously recommends that Shareholders vote in favour of Resolution 2.

2.6                    Voting exclusion

Pursuant to ASX Listing Rule 7.3.8, the Company will disregard any votes cast on Resolution 2 by:

(a)             Ironridge;

(b)             a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of Shares, or an Associate of such a person; and

(c)              any Associate of those persons.

However, the Company need not disregard a vote if:

(a)             it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b)             it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

3.                           Further information

The Directors of the Company are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in the notice of general meeting.

The directors recommend members read these explanatory notes in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed Resolutions before making any decision in relation to the proposed Resolutions.

4.                           Definitions

In these Explanatory Notes, the following terms have the meanings as stated below:

$ means Australian currency unless stated to the contrary.

Associate has the meaning given to that term in the Corporations Act.

ASX means ASX Limited ACN 008 624 691.

ASX Listing Rules means the Listing Rules of the ASX as amended from time to time.

Board means the board of Directors of the Company.

Business Day means a day which is not a Saturday, Sunday or public holiday in Victoria.

Company means Genetic Technologies Limited ACN 009 212 328.

Corporations Act or Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Memorandum means the explanatory memorandum attached to this Notice of Meeting.

Extraordinary General Meeting means the extraordinary general meeting of the Company to be held at 10:00am on 30 September 2014 pursuant to the Notice of Meeting.

Notice of Meeting or Notice means this notice of extraordinary general meeting.

Resolution means the resolution referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

VWAP means the volume weighted average market price on the ASX.

Annexure 1

ASX notification	USD	CNs	Interest		Total Shares	*Issue Share price in respect of interest Shares only (under 15% capacity
Dates	CNs	Shares	Shares		Issued	in accordance with LR 7.1)

2/01/2014	250,000	2,500,000	6,214,541		8,714,541	—
20/01/2014	500,000	5,000,000	11,517,420		16,517,420	—
12/02/2014	500,000	5,000,000	12,645,870		17,645,870	—
18/2/20104	500,000	5,000,000	11,379,660		16,379,660	—
20/03/2014	500,000	5,000,000	10,388,290	*	15,388,290	$0.0452
10/04/2014	500,000	5,000,000	12,429,100	*	17,429,100	$0.0403
3/06/2014	—	—	2,117,250	*	2,117,250	$0.0392
27/06/2014	500,000	5,000,000	17,969,740	*	22,969,740	$0.0298
9/07/2014	500,000	5,000,000	18,227,950	*	23,227,950	$0.0294
12/08/2014	—	—	5,142,450	*	5,142,450	$0.0263
20/08/2014	400,000	4,000,000	21,817,550	*	25,817,550	$0.0206

Total	4,150,000	41,500,000	129,849,821		171,349,821

The excess above the 100,000,000 approved by the Company’s shareholders at the 2013 EGM is 88,092,330 fully paid ordinary shares

Annexure 2

Summary of Original Convertible Note terms

The main terms of the Original Convertible Note are as follows:

1.                  (Face value): The balance of the face value of the Original Convertible Note which has not been converted to date is USD 850,000.

2.                  (Maturity): 7 years, unless and until redeemed by the Company, or converted by Ironridge or (subject to certain conditions) by the Company.

3.                  (Interest and Credit Risk Adjustment): 7.5% per annum capitalised payable at maturity.  The Interest Rate shall adjust upward by an amount equal to 98.25 basis points for each amount, if any, equal to USD 0.20 per ADR, or any portion thereof, that the Measuring Metric falls below USD 2.40 per ADR with respect to the Note (and below USD 3.40 with respect to the Additional Convertible Note).  The Interest Rate shall adjust downward by an amount equal to 98.25 basis points for each amount, if any, equal to USD 0.20 per ADR that the Measuring Metric rises above USD 3.60 per ADR with respect to the Original Convertible Note; provided, however, that in no event shall the Interest Rate be below zero.

4.                  (Redemption by the Company on the Redemption Date): All or a portion of the Original Convertible Note (and or the Additional Convertible Note) for cash at the Liquidation Value.

5.                  (Early Redemption by the Company): At any time prior to the Maturity Date the Company may redeem all or any portion of the Original Convertible Note (and the Additional Convertible Note) for cash at the Liquidation Value (as defined below) plus the Early Redemption Amount (as defined below) on the date of the applicable redemption, less any interest that has been paid as of such date.

6.                  (Mandatory Redemption): The Company is under an obligation to redeem the Original Convertible Note for the Liquidation Value plus the Early Redemption Amount, if certain events occur, including:

(a)                       the Board of Directors of the Company determines to cease the Company’s ADR program, or liquidate, dissolve or wind-up its business and affairs, or dispose of all or substantially all of its assets; or

(b)                       An uncured Event of Default occurs; or

(c)                        An uncured material breach by Company.

7.                  (Conversion by Ironridge or the Company): Upon a conversion (Maturity Conversion) of any of the Original Convertible Note, subject to paragraphs 8 and 9 below, the Company will issue to Ironridge such number of ADRs equal to the sum of the following:

(a)                       the principal amount of the Note then being converted, divided by the Conversion Price; plus

(b)                       the amount of any accrued but unpaid interest that Company elects in its discretion to pay in ADRs, divided by the Market Price;

and shall concurrently pay to Holder, in immediately available funds, any amount of accrued but unpaid interest that Company elects to pay in cash.  Conversion by the Company in these circumstances requires as a prerequisite the satisfaction of the Equity Conditions (defined below).

8.                  (Early Conversion):  Where there is a conversion by either the Company or Ironridge prior to the Maturity Date, in addition to the payment and the number of ADRs to be issued upon a Maturity Conversion (as described in item 7 above), the Company shall also:

(a)                       issue to the Holder an additional number of ADRs equal to any Early Redemption Amount that Company elects to pay in ADRs, multiplied by the Market Price; plus

(b)                       pay any Early Redemption Amount that Company elects to pay in cash.

9.                  (Conversion and Redemption Interest Rate): The interest rate used in calculating the conversion and redemption amounts is at all times subject to variation in accordance with the Credit Risk Adjustment as described above.

10.           (Conversion Limitations):

(a)                       Without consent of the Company, which may be granted or withheld in its sole and absolute discretion, Ironridge may not:

(i)                           issue more than 24 Ironridge Conversion Notices per calendar year; or

(ii)                        issue any single Ironridge Conversion Notice for more than USD 500,000 in Liquidation Value.

(b)                       at no time may the Company or Ironridge deliver a Conversion Notice if the number of Shares underlying the Conversion ADRs to be received pursuant to such Conversion Notice, aggregated with all other Shares then beneficially (or deemed beneficially) owned by Ironridge, would result in Ironridge, on the date of delivery of the Conversion Notice:

(i)                           owning more than 9.99% of all ordinary shares outstanding as determined in accordance with Section 13(d) of the (US) Exchange Act and the rules and regulations promulgated thereunder; or

(ii)                        alone or together with any Associate of Ironridge having a combined “relevant interest” as defined in the Corporations Act of more than 20%; or

(iii)                     alone or together with and any associate of the Ironridge having a combined “relevant interest” as defined in the Corporations Act in 4.99% or more of the votes attached to voting Shares in the Company.

11.           (Pro Rata Issue): If the Company grants any options, convertible securities or rights to purchase securities or other property pro rata to the holders of any Shares (the “Purchase Rights”), Ironridge will be entitled to acquire, upon the same terms the aggregate Purchase Rights which Ironridge could have acquired if it had held the number of ADRs acquirable upon conversion of all of its Note at the relevant date.

12.           (Ranking): Any ADRs issued on conversion of the Original Convertible Note will rank equally with the existing ADRs issued by the Company and will be listed on NASDAQ.

13.           (Upon Liquidation): Upon any liquidation, dissolution or winding up of the Company, holders of the Original Convertible Note shall rank senior in priority to holders of ADRs and Shares, and will be entitled to be paid out of the assets of the Company available for distribution, prior to any amounts being paid to holders of ADRs or Shares, an amount with respect to each Original Convertible Note equal to the Liquidation Value.  If, upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Original Convertible Note are not paid in full, the holders will rank senior to the holders of ADRs and Shares in any distribution of assets of the Company and shall receive an amount equal to the principal and all accumulated and unpaid interest, if any, to which each such holder is entitled.

14.           (Reconstructions): If the Company undertakes a reconstruction or reorganisation of the Shares prior to the Conversion Date for a Original Convertible Note by way of consolidation, subdivision, capital reduction or return, bonus issue, pro rata offer or issue or otherwise and having an effect on the value of an ADR, or number of shares represented by an ADR, then the Company will make corresponding and appropriate adjustments to the Conversion Price and in accordance with the ASX Listing Rules such that the value of the Original Convertible Note is not adversely affected by the reconstruction, the Holder is not conferred with any additional benefits which are not also conferred on the holders of ADRs and unless required by the ASX Listing Rules, in all other respects the terms for the conversion of the Note shall remain unchanged.

15.           (Stock Splits): If the Company at any time after issuing the Original Convertible Note subdivides (by any split, dividend, recapitalisation or otherwise) its outstanding shares of ADSs into a greater number of ADSs, without a proportionate subdivision of the Company’s Shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Conversion Shares will be proportionately increased.  If the Company at any time on or after issuing the Original Convertible Note combines (by combination, reverse split or otherwise) its outstanding ADSs into a smaller number of shares of ADSs without a proportionate combination of the Company’s Shares represented by the ADS, the Conversion Price in effect immediately prior to such combination will be proportionately increased and the number of Conversion Shares will be proportionately decreased.

16.           (Voting rights): The holder of the Original Convertible Note does not have any right to vote at the Company’s Shareholder meeting.

17.           (Indemnity): The Company will indemnify and hold Ironridge, its Affiliates, and each of their directors, officers, shareholders, partners, employees, agents and attorneys, harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, reasonable costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”) that any of them suffers or incurs as a result of matters including any breach of any of the representations, warranties, covenants or agreements made by Company in the Agreement or in the other transaction documents or any untrue statement of a material fact contained in various documents.  The indemnity does not apply to the extent caused by the intentional misconduct or fraud of the indemnified person.

18.           (Ironridge activity restrictions): Ironridge (for so long as it holds any Original Convertible Note), will not vote any Shares beneficially owned or controlled by it or enter any arrangements that would result in:

(a)                       acquire additional securities of Company, alone or together with any other Person, which would result in beneficially owning or controlling more than 4.99% of the total outstanding Shares or other voting securities of Company;

(b)                       an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Company or any of its subsidiaries;

(c)                        a sale or transfer of a material amount of assets of Company or any of its subsidiaries;

(d)                       any change in the present board of directors or management of Company;

(e)                        any material change in the present capitalisation, dividend policy or business or corporate structure of Company; and

(f)                         causing a class of securities of Company to be delisted from a national securities exchange.

Definitions

Conversion Price means a price per ADR equal to USD 3.00 per ADR for the Original Convertible Note, as adjusted in accordance with the terms of the Original Convertible Note.

Early Redemption Amount equals LV x (IR x BY); where:

“LV” means the Liquidation Value;

“IR” means the Interest Rate on the date of determination of the Early Redemption Amount; and

“BY” means the number of whole years between the Issuance Date and the Maturity Date.

Equity Conditions means:

(a)                       on each day during the period beginning 20 Trading Days prior to the applicable date and ending 20 Trading Days after the applicable date (Equity Conditions Measuring Period), the ADRs are not under chill or freeze, and are designated for quotation on the NASDAQ and shall not have been suspended from trading nor shall delisting or suspension been threatened or pending by such exchange or by falling below the then effective minimum listing maintenance requirements of such exchange;

(b)                       during the Equity Conditions Measuring Period, the Company shall have delivered Conversion Shares upon all conversions or redemptions of the Note in accordance with their terms;

(c)                        the Company shall have no knowledge of any fact that would cause a registration statement not to be effective and available for the issuance of the Conversion ADRs and not to be available for the issue of the ADRs, or Securities Act Rule 144 not to be available for the resale of all the Conversion ADRs underlying the Note;

(d)                       a minimum of USD 500,000 in aggregate trading volume has traded on the NASDAQ during the 20 Trading Dates prior to the relevant date;

(e)                        the Closing Price for ADRs is at least USD 5.25 per ADR with respect to the Original Convertible Note;

(f)                         all ADRs to which Ironridge is entitled have been timely received; and

(g)                        the Company otherwise shall have been in compliance with and shall not have breached any provision, covenant, representation or warranty of any transaction document.

Event of Default includes:

(a)                       a change of control of the Company without prior Ironridge consent;

(b)                       all or a material part of the assets of the Company are sold or compulsorily acquired by order of a regulatory authority without adequate compensation;

(c)                        the Company fails to pay principal or interest when due under the terms of the Original Convertible Note;

(d)                       an application is made to a court for an order that the Company be wound up or that a provisional liquidator be appointed;

(e)                        a liquidator or administrator is appointed to the Company;

(f)                         the Company resolves to enter into, an arrangement or composition with, or assignment for the benefit of, all or any of its creditors, or it, proposes the winding up or dissolution of the Company; and

(g)                        the Company is insolvent, fails to comply with a statutory demand or is deregistered.

Liquidation Value means the amount of principal outstanding plus any accrued but unpaid Interest thereon.

Market Price means 82.0% of the following the closing price on the date of determination, not to exceed the average of the individual daily volume weighted average prices of any five trading days prior to such date.

Maturity Date means 7 years from the date of issue of the Original Convertible Note.

Measuring Metric means the daily volume weighted average price of the ADRs on the principal United States trading exchange or market for the ADRs on any trading day following the issuance date.

SRN/HIN: I9999999999 Lodge your vote: By Mail: P.O. Box 115, Fitzroy Victoria 3065 Australia Alternatively you can fax your form to (within Australia) 03 8412 7040 (outside Australia) +61 3 8412 7040 For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Proxy Form . . For your vote to be effective it must be received by 10:00am (Melbourne time) Sunday, 28 September 2014 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. Signing Instructions Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. . Turn over to complete the form A proxy need not be a securityholder of the Company. Genetic Technologies Limited ABN 17 009 212 328 www.investorcentre.com View your securityholder information, 24 hours a day, 7 days a week: Review your securityholding Update your securityholding Your secure access information is: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. . . By Hand Delivery: 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia T 000001 000 GTG MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Samples/000001/000001/i *S000001Q01*

 I 9999999999 Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ’X’) should advise your broker of any changes. Proxy Form Please mark to indicate your directions Appoint a Proxy to Vote on Your Behalf I/We being a member/s of Genetic Technologies Limited hereby appoint STEP 1 the Chairman OR PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). . or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Genetic Technologies Limited to be held at 60-66 Hanover Street Fitzroy, Victoria 3065 on Tuesday, 30 September 2014 at 10:00am (Melbourne time) and at any adjournment or postponement of that meeting. STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. . SIGN Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Name Contact Daytime Telephone Date The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. of the Meeting I ND G T G 9 9 9 9 9 9 A MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 / / XX For Against Abstain Resolution 1 Ratification prior issue of shares under the Ironridge Convertible Note Resolution 2 Approval issue of further shares under the Ironridge Convertible Note